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                 May 7, 2024

       Lim Chun Hoo
       Chief Executive Officer and Director
       Fintech Scion Limited
       M Floor & 1st Floor
       No. 33, Jalan Maharajalela
       50150, Kuala Lumpur, Malaysia

                                                        Re: Fintech Scion
Limited
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2024
                                                            File No. 333-278956

       Dear Lim Chun Hoo:

              Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, an audit report covering each of the two years in the period ended December 31, 2023 should be included.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.

              Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
       have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services